                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





(Mark One):


|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required, Effective October 7, 1996].

For the fiscal year ended December 31, 2002

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required].

         For the transition period from ________________ to ___________________

                    Commission file number __________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice One Communications Inc
100 Chestnut Street, Suite 600
Rochester, NY 14604

                                TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS..................................................................1

FINANCIAL STATEMENTS:

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2002 AND 2001................................................................................2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002......................................................................3

NOTES TO FINANCIAL STATEMENTS.............................................................................4

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
     DECEMBER 31, 2002:

     Schedule H, Part IV, 4(i)- Schedule of Assets Held for Investment Purposes
     as of December 31, 2002.............................................................................10

     The following supplemental schedules are excluded because of the absence of conditions under which they are required:

     Schedule H, Part IV, 4 (b) - Loans or Fixed Income Obligations
     Schedule H, Part IV, 4 (c) - Leases in Default or Classified as Uncollectible
     Schedule H, Part IV, 4 (d) - Non-Exempt Transactions
     Schedule H, Part IV, 4 (j) - Reportable Transactions

EXHIBITS

------------ --------------------------------------- ------------------------------------------------------------------
10.1         Choice One Communications Inc.          Incorporated by reference from Exhibit 4.3 to the October 23,
             401(K) Plan                             2000 S-8 located under Securities and Exchange Commission
                                                     File No. 333-48430
------------ --------------------------------------- ------------------------------------------------------------------
10.2         Amendment No. 1 and No. 2 to the        Incorporated by reference from Exhibit 4.4 to the December 21,
             Choice One Communications Inc.          2001 S-8 located under Securities and Exchange Commission
             401(K) Plan                             File No. 333-75710
------------ --------------------------------------- ------------------------------------------------------------------
23.1         Consent of DeJoy, Knauf & Blood,        Filed herewith
             LLP, independent public accountants
------------ --------------------------------------- ------------------------------------------------------------------
99.1         Certification by Chief Executive and    Furnished herewith
             Chief Financial Officer filed herewith
             pursuant to 18 U.S.C. Section 1350, as
             adopted pursuant to Section 906 of the
             Sarbanes-Oxley Act of 2002.

------------ --------------------------------------- ------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees and Administrator of the Choice One Communications Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DeJoy, Knauf & Blood, LLP

Rochester, New York
June 27, 2003

CHOICE ONE COMMUNICATIONS INC.
401(K) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

                                                                      2002               2001
                                                                  -----------        -----------
             Investments, at fair value:
               Mutual funds                                       $ 7,193,395        $ 7,556,551
               Common/collective trust                              3,262,270          2,659,098
               Choice One Communications Inc. common stock            334,747            558,768
               Participants' loans                                    319,185            235,786
               Cash                                                    11,072               --
                                                                  -----------        -----------
             Total investments                                     11,120,669         11,020,203
                                                                  -----------        -----------

             Receivables:
               Participants' contributions                            117,166            126,524
               Employer contributions                                 281,454             44,856
               Accrued interest                                         3,671              1,439
                                                                  -----------        -----------
             Total receivables                                        402,291            172,819
                                                                  -----------        -----------

             Net assets available for benefits                    $11,522,960        $11,193,022
                                                                  ===========        ===========




The accompanying notes to financial statements are an integral part of these statements.

CHOICE ONE COMMUNICATIONS INC.
401(K) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                    2002               2001
                                                               -----------        -----------
   Additions to net assets attributed to:
       Investment income:
         Interest and dividends                                $   260,901        $   193,246

       Contributions:
         Participants' contributions                             4,336,816          4,352,027
         Employer contributions, net of forfeitures                968,182          1,358,105
         Participants' rollovers                                   268,199            574,271
         Transfer from merged 401(k) plan                             --            2,749,036
                                                               -----------        -----------
            Total additions                                      5,834,098          9,226,685
                                                               -----------        -----------
   Deductions from net assets attributed to:

       Realized loss                                             1,199,344          1,526,206
       Benefits paid to participants                             1,754,298            890,946
       Net depreciation in fair value of investments             2,544,854            166,325
       Administrative and other expenses                             5,664             22,293
                                                               -----------        -----------
            Total deductions                                     5,504,160          2,605,771
                                                               -----------        -----------
            Net increase                                           329,938          6,620,914
   Net assets available for benefits, beginning of year         11,193,022          4,572,108
                                                               -----------        -----------
   Net assets available for benefits, end of year              $11,522,960        $11,193,022
                                                               ===========        ===========



The accompanying notes to financial statements are an integral part of these statements.

CHOICE ONE COMMUNICATIONS INC.
401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

General

The following brief description of the Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan established by Choice One Communications Inc. (the "Company") in July 1998. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. As of January 1, 2001, the US Xchange, L.L.C. 401(k) Savings and Retirement Plan and its underlying trust were merged into the Plan and its underlying trust, as a result of the merger of US Xchange, L.L.C. and the Company.

Participation

All employees are eligible to participate in the Plan upon attaining age 21. New participants are eligible to enroll in the Plan on the first day of the month after completing six months of service.

Administration

The Plan is administered by the Company's Investment Committee. The trustee of the Plan is the Merrill Lynch Trust Company (the "Trustee").

Funding Policy

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options:

- Alger Midcap Growth Portfolio - Mutual fund that seeks long-term capital appreciation by investing in mid-sized companies with promising growth potential.

- Alliance Premier Growth Fund - Mutual fund that seeks long-term growth of capital by investing in a limited number of large, carefully selected, high-quality U.S. companies.

- American Funds Growth Fund of America - Mutual fund that seeks to provide long-term growth of capital through a diversified portfolio of common stock.

- Calvert Income Fund - Mutual fund that seeks to provide long-term income by investing primarily in fixed-income securities and other income producing securities. The fund may also invest up to 25% in bonds rated below investment grade.

- Davis New York Venture Fund - Mutual fund that seeks growth of capital through companies with market capitalizations exceeding $5 billion. It may invest in securities of foreign issuers.

- Massachusetts Investors Growth Stock Fund - Mutual fund that seeks to invest in companies believed to have a better-than-average long-term growth potential.

- Massachusetts Investors Trust - Mutual fund that seeks current income and long-term growth through investing primarily in securities of high or improving quality. The fund may also invest up to 20% in foreign securities.

CHOICE ONE COMMUNICATIONS INC.
401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS


- Merrill Lynch Balanced Capital Fund, Inc. - Mutual fund that seeks to attain the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity, debt and convertible securities.

- Merrill Lynch Fundamental Growth Fund - Mutual fund that seeks long-term growth of capital by investing in a portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average earnings growth over the long term.

- Merrill Lynch S&P 500 Index Fund - Mutual fund that seeks to provide investment results that, before expenses, replicate the total return of the S&P 500 Composite Stock Price Index. The fund may also invest in derivative securities linked to the S&P 500.

- MFS Capital Opportunities Fund - Mutual fund that invests primarily in moderate-growth companies that are attractively valued relative to their growth prospects. The fund may invest up to 50% of its assets in foreign securities that are not traded on a US exchange. It may also invest in ADRs. The fund may not invest more than 25% in debt rated below BBB.

- MFS New Discovery Fund - Mutual fund that seeks capital appreciation by investing, under normal market conditions, at least 65% of its total assets in emerging growth companies.

- MFS Utilities Fund - Mutual fund that invests primarily in foreign and domestic utility securities, both stocks and bonds.

- The Oakmark International Fund - Mutual fund that seeks long-term capital appreciation through investments in common stock of foreign companies.

- Oppenheimer Quest Balanced Value Fund - Mutual fund that seeks the growth of capital and income by investing primarily in stocks and secondarily at least 25% of the portfolio in bonds. The fund may also invest up to 25% in bonds rated below investment grade.

- PIMCO Total Return Fund - Mutual fund that seeks to maximize return consistent with the preservation of capital by investing at least 65% of the portfolio in fixed income securities with varying maturities. The fund may also invest 20% in securities denominated in foreign currencies.

- Van Kampen Comstock Fund - Mutual fund that seeks capital growth and income through investments in equity securities and debt or other securities convertible to equity.

- Van Kampen Emerging Growth Fund - Mutual fund that seeks capital appreciation by investing in common stocks of foreign or domestic emerging growth companies.

- Merrill Lynch Retirement Preservation Trust - Mutual fund that seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds.

- Choice One Communications Inc. common stock- Funds invested in common stock of Choice One Communications Inc.

The shares of Choice One Communications Inc. common stock qualify as employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

CHOICE ONE COMMUNICATIONS INC.
401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS


The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 20 percent, subject to maximum contribution provisions imposed by Internal Revenue Code Section 401(k).

Individual accounts, which record the participant's contributions, the employer matching contributions, the earnings on all contributions, and the amount of the participant's interest in each fund, are maintained for each participant. The participant's contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest their contributions in any of the funds and may change their allocations between funds at any time.

Employer matching contributions, if any, may be made in an amount not to exceed 50 percent of the first 6 percent of the employee's compensation contributed as an elective deferral. Effective January 1, 2002, if the Company elects to make a matching contribution, such contribution shall be made on a quarterly basis and may be made in cash or the Company's common stock. If the matching contribution is made using the Company's common stock, for purposes of calculating the matching contribution, the fair market value of the Company's common stock shall equal the average closing sales price per share of the Company's common stock on the principal market on which such common stock is traded for the 20 trading days immediately preceding (but not including) the date for which the matching contribution is made. The Company assumes responsibility for making this calculation. Effective April 25, 2003, the Company will no longer make a matching contribution in the Company's Common Stock (see Note 7).

Vesting

Participants are immediately 100 percent vested in their voluntary contributions and actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants become vested in 20 percent increments after each year of service, becoming 100 percent vested in 5 years.

Payment of Benefits

Payment of benefits generally begins upon termination of service, attaining normal retirement age (65) or early retirement age (59 1/2), or upon qualification of the requirements of another distribution type as defined in the Plan document. A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed their expected future lifetime, or the joint expected future lifetime of the participant and his/her spouse.

If upon termination of service a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance, or may elect to keep their investments in the Plan. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

Individual Participant Loans

Loans are available to participants in the Plan on a uniform and nondiscriminatory basis. A participant may borrow loans up to 50 percent of their vested balance, but may not exceed $50,000 minus the participant's highest outstanding loan amount during the prior 12 months. The loans must bear a reasonable rate of interest and must be adequately secured. Repayment of a participant loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and must be repaid within five years, unless the loan is taken for the purchase of a primary residence.

CHOICE ONE COMMUNICATIONS INC.
401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

Forfeitures

Participants who terminate employment with the Company and receive a distribution of the vested percentage of his or her account shall forfeit any amounts, which are in excess of his or her vested interest as of the date of distribution. Forfeitures are used to reduce the Company's matching contribution. Forfeitures used to reduce the employer contribution were $272,663 and $22,133 for the Plan years ended December 31, 2002 and 2001.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Contributions and Benefits Paid

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or kind for amounts invested in the Choice One Communications Inc. common stock. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results may differ from those estimates.

Investments and Investment Income

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common/collective trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned.

The Plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

CHOICE ONE COMMUNICATIONS INC.
401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS


Administrative Expenses

The Company pays all administrative expenses, except $5,664 and $22,293 of expenses paid by the Plan in 2002 and 2001, respectively, associated with the Plan.

3. PARTY-IN-INTEREST TRANSACTIONS

The Plan's holdings of Choice One Communications Inc. common stock qualify as a party-in-interest transaction. Also, all transactions between the Plan and the Merrill Lynch Trust Company qualify as party-in-interest transactions. The Trustee is the registered investment company that funds five of the Plan's investments.

As of December 31, 2002, the Plan held 1,934,952 shares of Choice One Communications Inc. common stock at a fair market value of $334,747. As of December 31, 2001, the Plan held 159,648 shares of Choice One Communications Inc. common stock at a fair market value of $558,768.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined by a letter dated June 4, 2002, that the prototype standardized plan is designed in accordance with applicable sections of the Internal Revenue Code. Based on the determination letter, the trust under the Plan to hold the Plan's assets is qualified pursuant to the Internal Revenue Code, and accordingly, the trust's investment income is exempt from income taxes. The Plan has not been amended since receiving the determination letter. The Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore, the Plan continues to qualify under
Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. INVESTMENTS

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2002 and 2001 is as follows:

                                                      2002              2001
                                                   ----------        ----------

Merrill Lynch Retirement Preservation Trust        $3,252,028        $2,659,098
Van Kampen Emerging Growth Fund                       886,954           636,479
Davis New York Venture Fund                           722,050           647,916
Merrill Lynch S&P 500 Index Fund                      666,802           720,856
Merrill Lynch Fundamental Growth Fund                 658,997           662,606
Alger Midcap Growth Portfolio                         577,399           687,427
Alliance Premier Growth Fund                               56           702,492
Massachusetts Investors Trust                              28           624,913
AIM Balanced Fund                                        --             467,269
                                                   ----------        ----------
                                                   $6,764,314        $7,809,056
                                                   ==========        ==========

CHOICE ONE COMMUNICATIONS INC.
401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS


During 2002, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,744,198 as follows:

Mutual funds                           $2,221,525
Choice One Communications
Inc. common stock                       1,522,673
                                       ----------
                                       $3,744,198
                                       ==========

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

In accordance with ERISA, Choice One Communications Inc. has opted to prepare Form 5500 on the cash basis of accounting. The financial statements have been prepared on the accrual basis of accounting. The following is a reconciliation between the net assets available for benefits per the financial statements to the net assets available for benefits per Form 5500.

                                                                               December 31,
                                                                          2002               2001
                                                                      -----------        -----------
Net assets available for benefits per the financial statements        $11,522,960        $11,193,022
Less:  Receivables at year-end                                            402,291            172,819
                                                                      -----------        -----------
Net assets available for benefits per the Form 5500                   $11,120,669        $11,020,203
                                                                      ===========        ===========


7. SUBSEQUENT EVENT

In December 2002, the Choice One Communications Inc. common stock was delisted from the National Association of Stock Dealers Automated Quotation (NASDAQ) market and now trades on the OTC Bulletin Board. As a result, effective April 25, 2003, the investment option of Choice One Communications Inc. common stock was no longer available to participants of the plan. In addition, Choice One Communications Inc. common stock was no longer used for purposes of providing the employer matching contribution.

CHOICE ONE COMMUNICATIONS INC.
401(k) PROFIT SHARING PLAN AND TRUST

EIN:16-1550742
PIN NUMBER: 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2002

                                                                                                                   NUMBER OF
   (a)                                                                          (c)                               SHARES/PAR
PARTY-IN-                                 (b)                              DESCRIPTION OF            (e)          OR MATURITY
INTEREST                           IDENTITY OF ISSUER                        INVESTMENT          MARKET VALUE        VALUE
---------       ----------------------------------------------------       --------------        ------------     -----------
                PARTICIPANT-DIRECTED INVESTMENTS:

                Investments in mutual funds:
                     Alger Midcap Growth Portfolio                                  Stocks       $   577,399        107,725
                     Alliance Premier Growth Fund                                   Stocks                56              4
                     American Growth Fund of America                                Stocks           546,660         29,694
    *                Calvert Income Fund                                             Bonds           488,721         29,873
                     Davis New York Venture Fund                                    Stocks           722,050         34,482
                     Massachusetts Investors Growth Stock Fund                      Stocks           305,759         33,127
                     Massachusetts Investors Trust                                  Stocks                28              2
    *                Merrill Lynch Balanced Capital Fund, Inc.              Stocks & Bonds           328,809         14,805
    *                Merrill Lynch Fundamental Growth Fund                          Stocks           658,997         51,890
    *                Merrill Lynch S&P 500 Index Fund                               Stocks           666,802         61,970
                     MFS Capital Opportunities Fund                         Stocks & Bonds           146,828         15,720
                     MFS New Discovery Fund                                         Stocks           185,721         16,249
                     MFS Utilities Fund                                     Stocks & Bonds           124,577         19,374
                     The Oakmark International Fund                                 Stocks           393,414         30,009
                     Oppenheimer Quest Balanced Value Fund                  Stocks & Bonds           411,912         32,614
                     PIMCO Total Return Fund                                         Bonds           256,375         24,028
                     Van Kampen Comstock Fund                                       Stocks           492,333         39,897
                     Van Kampen Emerging Growth Fund                                Stocks           886,954         31,385

                Common/collective trust:
    *                Merrill Lynch Retirement Preservation Trust                                   3,262,270      3,262,270

                Cash                                                                                  11,072         11,072
                Common stock:
           *                Choice One Communications Inc. common stock                              334,747      1,934,952

                Participant loans:
                  Participant loan accounts (rate 5.25% - 10.5%)
                    (maturities range from 2002 to 2012)                                             319,185
                                                                                                 -----------
                       Total investments                                                         $11,120,669
                                                                                                 ===========

*Denotes party-in-interest

The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

  Choice One Communications Inc.
  401(k) Profit Sharing Plan and Trust


Date: June 30, 2003        /s/ Linda Chapman
                           --------------------------------------------
                           Linda Chapman, Plan Trustee and Adminstrator